FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

INTERNAL REGULATION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

INTERNAL REGULATION OF THE

HUMAN RESOURCES AND COMPENSATION COMMITTEE

OF THE COMPANY "COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO"

Article 1. The Human Resources and Compensation (the "Committee") is a permanent advisory body directly bound to the Board of Directors, subject to the applicable laws and regulations, the provisions of the Bylaws of the company known as "Companhia Brasileira de Distribuição" (the "Company"), and this Internal Regulation (the "Internal Regulation"), which governs the operation thereof.

Article 2. The Committee will be composed of at least 3 (three) and at most five (5) members elected by the Company's Board of Directors from among its members for a term in office of two (2) years, and their terms in office can be renewed for successive periods, subject to the rules of the Company's Bylaws and this Internal Regulation, and one (1) external member can be elected ("External Member").

Paragraph 1. A member's position in this Committee cannot be delegated, and such position must be performed observing the principles of loyalty and diligence, as well as avoiding any disputes that could affect the interests of the Company and its shareholders.

Paragraph 2. Committee members shall have knowledge about management and development of people and compensation policies. In addition, this Committee members shall keep an unbiased attitude in carrying out their activities and, above all, they must be proactive in pursuit of a constant efficiency of human resources and compensation mechanisms of the Company, as well as regards the rules and principles set forth in the applicable laws, the Bylaws, this Internal Regulation and best market practices.

Paragraph 3. The Committee's External Member must meet the following requirements:

a)       the External Member shall not be a member of the Board of Directors of the Company of any of its controlled companies;

b)       the External Member shall have unblemished reputation and knowledge regarding the human resourced technics used by the market;

c)       the External Member cannot be a spouse or relative to the second degree of members of the Company's management or its controlled companies, or of employees of the Company or its controlled companies; and

d)       the External Member cannot hold any positions in any company that may be considered a competitor of the Company or its subsidiaries, and he/she cannot have, or represent, any conflicting interests with the Company or with its controlled companies.

Paragraph 4. The Human Resources and Compensation members shall have the same duties and responsibilities of the Directors; they must meet the requirements of Article 147 of Brazilian Law 6,404 of December 15, 1976 (the Brazilian Company’s Act), and they will be invested with their offices in the Committee by undersigning the corresponding Investiture Term, which will set forth the requirements to be met to hold every position.

Article 3. In case of absence or temporary inability of any Committee member, such absent member shall appoint, from among the other Committee members, his or her substitute. In case of any vacancy, the Chairman of the Committee or, in his/her absence, any other member of the Committee, shall request to the Chairman of the Board of Directors to convene a Board of Directors meeting within up to seven (7) days from the date of such vacancy is noticed, so that a new Committee is elected to finish the term of office of such member whose position has become vacant.

Article 4. The Board of Directors shall elect, from among the members of the Committee, a Chairman, who will be responsible for representing, organizing, and coordinating of the Committee activities.

Sole paragraph. The Chairman of the Committee will be responsible for:

a)       calling - subject to the provisions of Article 5 hereinbelow, establishing, and presiding over the Committee meetings;

b)       representing the Committee in its relationship with the Board of Directors, the Company's Officers, and the Company's internal and external auditors, internal bodies and committees, undersigning, whenever necessary, letters, invitations and reports forwarded to them;

c)       inviting, on behalf of the Committee, any participants to Committee meetings; and

d)       complying with this Internal Regulation and enforcing that all other Committee members also comply with it.

Article 5. The Committee shall meet ordinarily at least every three (3) months or, extraordinarily, whenever called by its Chairman or the Chairman of the Board of Directors, or by a written request of any Committee member. Committee meetings may be called by any Committee member in case the Chairman of the Committee does not satisfy, within three (3) calendar days after having received of such a request, the call request submitted by such member. A copy of every call to Committee's meeting will be forwarded to the Chairman of the Board of Directors.

Paragraph 1. The calls to Committee meetings shall be made in writing, via e-mail, fax, or letter at least five (5) days prior to the date of the meeting, informing the time and place thereof, and including a detailed agenda. Any proposal and all required documents connected to the agenda shall be made available to the Committee members upon the corresponding call is made. The call may be waived in case all Committee members are present at the meeting, or upon prior consent in writing by absent members.

Paragraph 2. In case of matters requiring urgent consideration, the Chairman of the Committee or the Chairman of the Board of Directors, at their sole discretion, may call a Committee meeting within a period shorter than that provided for in paragraph 1 of this Article 5, and such meeting shall be considered valid and effective for all purposes, provided, however, the quorum required to establish the meeting is observed.

Paragraph 3. The agenda of the meetings will be prepared by the Chairman of the Committee or the Chairman of the Board of Directors, and the other Committee members may suggest and request additional matters to be addressed by the Committee.

Paragraph 4. The meetings will be established with the presence of a majority of Committee members.

Paragraph 5. In case the quorum set forth above is not met, the Chairman of the Committee or Chairman of the Board of Directors shall call another meeting, to be held with any quorum, depending on the urgency required by the matter to be addressed.

Paragraph 6. The recommendations, opinions, and reports made by the Committee shall be approved by a majority of votes of the members attending the corresponding meetings.

Paragraph 7. Committee meetings shall be held preferably at the Company's headquarters, and they can be held at a different place in case all members deem it appropriate and previously agree with it via email, fax or letter for such purpose, and the Chairman of the Board of Directors must be informed of that.

Paragraph 8. People are allowed to attend both regular and extraordinary meetings of the Committee by means of conference call system, videoconference or any other communication means that allows every board member's identification and the simultaneous communication with all other persons attending the meeting. In that case, Committee members will be deemed as present at the meeting and shall subsequently undersign the corresponding minutes thereof.

Article 6. To attend its Board of Directors meetings, the Committee may summon Directors, internal and external associates of the Company, and any other persons who hold relevant information or whose issues contained in the agenda are relevant to their area of expertise.

Article 7. The subjects, pieces of advice, discussions, recommendations and opinions of the Committee shall be recorded in meetings minutes, which shall be undersigned by the corresponding members present thereto, and such minutes shall contain the relevant topics discussed, the list of presents, mentioning any excused absences, the measures requested and any points of disagreement among members. Copies of the Committee's meeting minutes will be forwarded to the Company's Board of Directors' Chairman.

Sole paragraph. Supporting documents of the meetings shall be filed at the Company's headquarters.

Article 8. Every year the Committee shall approve a schedule of activities for the corresponding fiscal year, which may be amended during the year upon request by any Committee member(s).

Article 9. The Company's Secretary of the Board of Directors shall also act as Secretary of the Committee and its meetings, who is also responsible for drawing up the meeting minutes, as well as for providing any support necessary for the full operation of the Committee, practicing all actions that may be requested by the Committee members, including s regards the provisions of Article 12 hereinbelow.

Article 10. The Committee is responsible, among other matters, for:

a)       suggesting amendments to this Internal Regulation, submitting them to the Board of Directors' consideration;

b)       discussing and recommending an organizational structure model for the Company, to be submitted to the Board of Directors' consideration;

c)       evaluating and recommending to the Board of Directors policies on management and development of people, as well as guidelines for attracting and retaining talents;

d)       identifying, both in the Company and in its subsidiaries, potential future leaders and follow up the development of their corresponding careers;

e)       reviewing and discussing the recruitment and hiring methods adopted by the Company and its subsidiaries, by taking those used by similar Brazilian companies as a parameter;

f)        examining the candidates to be elected to the Board of Directors and to the Special Committees, including external members, based on professional experience, technical qualifications, as well as economic, social and cultural representativeness;

g)       examining and recommending to the Board of Directors the selected candidates for the position of Board of Directors of the Company;

h)       reviewing and discussing the compensation policy applicable to the Company's management, recommending to the Board of Directors the criteria of compensation, benefits and other programs, including the stock option program;

i)        reporting periodically to the Board of Directors its assessment of the applicability and effectiveness of compensation policies adopted by the Company, in order to assess the effectiveness of these policies in rewarding performance and discriminate against non-satisfactory performance, according to metrics aligned to the objectives Company's strategic, as well as to attract and retain talent;

j)        discussing and suggesting criteria to annually evaluate the performance of the Company's Officers, by taking those used by similar Brazilian companys as a parameter, as well as support the Board of Directors in the evaluation process, manifesting its recommendations to the individual assessments of the Company's Board; and

k)       performing other duties as may be specified by the Board of Directors.

Article 11. In addition to the duties set forth in the previous article, the Committee shall also:

a)       look after the Company's interests within the scope of its authority;

b)       review the reports issued by regulating agencies and bodies affecting the Company, as well as any other letters, notices, or opinions issued by authorities and bodies of the labor courts, the Labor-Related Public Prosecution Service, or by any other government entities, on human resource practices of the Company in whatever may impact the perception of the human resources mechanisms of the Company, in addition to other matters under its authority, as provided for in Article 10 of this Internal Regulation; and

c)       every year, to carry out a self-assessment of their activities and identify possibilities to improve its performance.

Article 12. In the event it is verified a conflict of interests or private benefit of a member of the Committee in connection to a certain issue to be decided by the Committee, the conflicted member of the Committee shall inform such fact in duly time to the other members.

Paragraph 1. In the event a member of the Committee may possibly have a potential private benefit or conflict of interests with some decision to be taken and such member does not acknowledge and state his benefit or conflict of interests, then any other member of the Committee with knowledge of such fact may inform the Committee. In this event, the non-voluntary acknowledgement and statement by the member of the Committee will be deemed a breach of this Internal Regulation, whenever the referred private benefits or conflict of interest are confirmed.

Paragraph 2. As soon as a conflict of interests or private benefit is identified, the person involved shall prevent himself from discussions and resolutions, temporarily leaving the meeting until discussions end.

Paragraph 3. Both the notice of an event of conflict of interests or private benefit as described in the main section or Paragraph 1 of Article 12, and the consequent applicability of the provision established in Paragraph 2 above shall be recorded in the minutes of the meeting.

Article 13. Any acting Committee member shall be entitled to request and review, individually, books and other corporate records and documents, being also allowed to make notes and comments thereto, which will be discussed and resolved at the corresponding meetings, provided, however, that such books and records refer to matters under the Committee's competence, pursuant to Article 10.

Paragraph 1. Such documents can be reviewed only at the registered office of the Company and upon prior request.

Paragraph 2. Requests for information or explanations concerning the corporate businesses by any Committee member shall be submitted to the Company's management bodies upon a written request signed by the Committee Secretary.

Article 14. The Committee may summon experts and hire external consultants to review and discuss issues under its responsibility, provided, however, it ensures the integrity and confidentiality of the proceedings. However, works performed by external consultants do not exempt the Committee from its responsibilities.

Article 15. All Committee members are subject to the provisions set forth in the Moral Code of Conduct, in the Securities Trading Policy, and in the Policy of Confidentiality, Disclosure, and Use of Material Information of the Company, as well as the provisions in all other policies and Internal Regulations of the Company.

Article 16. Any cases that might not be covered by this Internal Regulation shall be settled by the Board of Directors.

Article 17. This document must be disclosed by the Company after having been approved by the Board of Directors.

This Internal Regulation was approved at a Meeting of the Company's Board of Directors held on February 6th, 2020.

*****

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 14, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.